UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May, 2020
Commission File Number 1-10928
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INTERTAPE POLYMER GROUP INC.
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9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: May 13, 2020	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

NEWS RELEASE
FOR IMMEDIATE DISTRIBUTION

Intertape Polymer Group Announces Results of Annual Meeting of Shareholders
MONTREAL, QUEBEC and SARASOTA, FLORIDA - May 13, 2020 - Intertape Polymer Group Inc. (TSX:ITP) (“IPG” or the “Company”) today announced the voting results from its annual meeting of shareholders (the “Meeting”) held on May 13, 2020.
All nine nominees listed in its management information circular dated March 27, 2020 were elected as Directors of the Company at the Meeting. The results of the vote are set out below:

Name of Nominee	Votes for	%	Votes Withheld	%
Robert M. Beil	38,288,132	95.80	1,680,618	4.20
Frank Di Tomaso	39,192,466	98.06	776,284	1.94
Robert J. Foster	39,433,224	98.66	535,526	1.34
James Pantelidis	38,748,390	96.95	1,220,360	3.05
Dahra Granovsky	39,874,145	99.76	94,605	0.24
Jorge N. Quintas	39,431,854	98.66	536,896	1.34
Mary Pat Salomone	39,877,816	99.77	90,934	0.23
Gregory A. C. Yull	39,469,213	98.75	499,537	1.25
Melbourne F. Yull	39,467,043	98.74	501,707	1.26

The complete biographies of the elected Directors and further details about the Company’s corporate governance practices are available at www.itape.com.
At the Meeting, Raymond Chabot Grant Thornton LLP was re-appointed as auditor of the Company.
The shareholders adopted a resolution accepting, in an advisory, non-binding capacity, the Company’s approach to executive compensation disclosed under “Compensation of Executive Officers and Directors - Compensation Discussion and Analysis” in the Company’s management information circular dated March 27, 2020.
Votes at the Meeting were taken by poll.
About Intertape Polymer Group Inc.
Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure-sensitive and water-activated tapes, polyethylene and specialized polyolefin films, protective packaging, engineered coated products and packaging machinery for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, the Company employs approximately 3,700 employees with operations in 31 locations, including 22 manufacturing facilities in North America, four in Asia and one in Europe.

For information about the Company, visit www.itape.com.

FOR FURTHER INFORMATION CONTACT:
Ross Marshall
Investor Relations
(T) (416) 526-1563
(E) ross.marshall@loderockadvisors.com